U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                         -----------------------
                                                          COMMISSION FILE NUMBER
                                                                         0-26202
                                                         -----------------------

                                                         -----------------------
                                                                    CUSIP NUMBER
                                                                      0000899627
                                                         -----------------------

(Check One):    [ ] Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
                [X] Form 10-Q and Form 10-QSB    [ ]  Form N-SAR

         For Period Ended:  December 31, 1999
                          ---------------------
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

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     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

GLOBAL CAPITAL PARTNERS, INC.
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Full Name of Registrant


EASTBROKERS INTERNATIONAL INCORPORATED
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Former Name if Applicable


6000 Fairview Road, Suite 1410
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Address of Principal Executive Office   (Street and Number)


Charlotte, North Carolina  28210
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City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K, Form 10-KSB, Form  20-F,  Form 11-K or Form  N-SAR,
     |         or portion thereof will be filed  on or  before  the 15th thereof
[X]  |         will be  filed  on or  before  the  15th  calendar  day following
     |         the  prescribed  due date;  or  the  subject  quarterly report or
     |         transition report on Form 10-Q or Form 10-QSB, or portion thereof
     |         will be filed on or before the fifth calendar  day  following the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Company recently received additional information from one of its foreign subsidiaries and is currently in the process of incorporating this information into and completing its financial statements for the quarterly and nine month period ended December 31, 1999 and its Quarterly Report on Form 10-QSB for the quarterly and nine month period ended December 31, 1999. Any potential changes or disclosures required for the completion of these items could have a material impact on the quarterly information. In order to file a complete and accurate 10-QSB for the quarterly period ended December 31, 1999, the Company will need to wait until such financial statements are finalized. Due to this delay in receiving this additional information, the Company is unable without unreasonable expense or effort to complete and file its Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 1999 within the prescribed period.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Kevin D. McNeil                      (303) 267-4436
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(Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          GLOBAL CAPTIAL PARTNERS, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 15, 2000               By:       /s/  Kevin D. McNeil
    ----------------------                --------------------------------------
                                                     Kevin D. McNeil
                                           Executive Vice President, Treasurer,
                                           Secretary and Chief Financial Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).







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